Mail Stop 0306


May 19, 2005


Via Facsimile and U.S. Mail

Mr. Dave Lubbe
Chief Financial Officer
Orbit/FR, Inc.
506 Prudential Road
Horsham, PA 19044

	Re: 	Orbit/FR, Inc.
		Form 10-K for the year ended December 31, 2004
      SEC File No. 0-22583


Dear Mr. Lubbe:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Year Ended December 31, 2004

Item 9A. Controls and Procedures - Page 26

1. Please respond to the following comments regarding your disclosure:

a. We note your disclosure under Item 9B, "Other Information," on page 27, that you inadvertently failed to file your December 31, 2004 press release on Form 8-K. In light of this fact, disclose in reasonable detail the basis for your officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

b. We note your disclosure that management concluded as of the evaluation date that your disclosure controls and procedures were "...effective to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this annual report was being prepared." Please note that all language that appears following the word "effective" must be consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in
Rule 13a-15(e) of the Exchange Act. Revise your disclosure to clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms, and that it is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Please similarly revise future filings.

c. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003. Please similarly revise future filings.

d. We note that you refer to Rule 13a-14(c) and 15d-14(c). Please note that the definitions of disclosure controls and procedures are included in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Please revise your 10-K to incorporate these references and similarly revise future filings.





Financial Statements - Page F-1

Auditors` Report - Page F-1

2. Please respond to the following comments:
a. Please request Hoberman, Miller, Goldstein & Lesser, to explain how it is possible to date their report February 11, 2005, wherein they rely upon an audit conducted by Kost Forer Gabbay & Kasierer whose audit report is dated March 31, 2005. Please revise or advise.
b. Please request Kost Forer Gabbay & Kasierer to revise their report to refer to the Public Company Accounting Oversight Board (United States) instead of auditing standards generally accepted in the United States of America, or tell us why the current reference is appropriate. Refer to PCAOB Auditing Standard 1.
c. Please request Kost Forer Gabbay & Kasierer to revise their report to include an opinion on the results of operations, changes in shareholders` equity and cash flows for each of the three years in the period ended December 31, 2004. The current report appears to only refer to the years ended December 31, 2003 and 2004.
d. Please tell us why the audit report of Kost Forer Gabbay & Kasierer refers to notes that are not included in your financial statements.
e. One of the auditor`s reports should clearly state who is taking responsibility for auditing the conversion of the financial statements from Israeli GAAP into U.S GAAP.

Note 1. Summary of Significant Accounting Policies - Page F-7

Revenue and Cost Recognition - Page F-9

3. Tell us supplementally and revise future filings to address the following related to your long-term contracts:
a. We note from page 10 that "from time to time" you design and manufacture custom systems. Please tell us why it is appropriate to recognize revenue under the percentage of completion method using a cost-to-cost basis. Provide information supplementally including further details concerning the products and services you provide. Refer to paragraph 14 of SOP 81-1.
b. Explain whether any of these long-term contracts include customer acceptance, installation, training, rights of return, or other post shipment obligations. We note from page 6 that you provide comprehensive customer support and have upgrades to software offered on a regular basis. Supplementally explain how you recognize revenue for these post shipment obligations under EITF 00-21 and SOP 97-2.

*    *    *    *

      As appropriate, please amend your December 31, 2004 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 551-3327.

        						Sincerely,



							Kate Tillan
							Assistant Chief Accountant
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Mr. Dave Lubbe
Orbit/FR, Inc.
May 19, 2005
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